Private Trading Systems, Inc.
15849 North 71st Street, Suite 105
Scottsdale, Arizona 85254

February 9, 2006

Via EDGAR

Mark Webb, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Private Trading systems, Inc., Registration Statement on Form 10 (File No. 000-51662)

Dear Mr. Webb:

Private Trading Systems, Inc., a Nevada corporation, hereby respectfully requests the withdrawal of its registration statement on Form 10 (File No. 000-51662), as originally filed with the Securities and Exchange Commission (“Commission”) on December 12, 2005 and amended and filed with the Commission on February 6, 2006.

In the absence of this withdrawal request, the Form 10 would automatically become effective by lapse of time on February 10, 2006, which is 60 days after December 12, 2005, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. We wish to withdraw our registration on the grounds that we are still in the process of working with the Commission and our outside advisors to finalize the review process of our Form 10. Rather than allow an incomplete registration statement to become automatically effective on February 10, 2006 prior to completing the comment process, we believed it would be more prudent to make this withdrawal request, address the Commission’s residual comments and file a new Form 10.

Pursuant to our recent discussion with the Commission on this topic, we look forward to working diligently with the Commission to complete the preparation of our Form 10 in a manner responsive to the Commission’s suggestions and comments. We currently anticipate that we will refile with the Commission a new registration statement on Form 10 as soon as practicable after completion of the foregoing process of resolution.

If you have any questions regarding this request, please contact our counsel, Daniel M. Mahoney at (602) 852-5550.

Sincerely,

/s/ C. Austin Burrell
C. Austin Burrell
Chief Executive Officer